June 11, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Lin

Re:	Barclays Bank PLC (the “Registrant”)

Registration Statement on Form F-4 (File No. 333-256441)

Dear Mr. Lin:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 4:00 p.m. (EDT), on June 16, 2021, or as soon as practicable thereafter.

Please contact Yan Zhang of Davis Polk & Wardwell LLP, U.S. counsel to the Registrant, at 212-450-4463, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page to follow]

Very truly yours,

BARCLAYS BANK PLC

By:	/s/ Ian Merrill
Name: Ian Merrill
Title: Managing Director

cc:	Yan Zhang, Esq.

Davis Polk & Wardwell LLP